UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

2322 Blaisdell Ave South

Minneapolis, Minnesota 55404

(212) 343-8353

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,760
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,324,704
	10	SHARED DISPOSITIVE POWER 4,019,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,344,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%(1)
14	TYPE OF REPORTING PERSON IN

[1]

Based on 212,032,468 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,679,857
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(2)
14	TYPE OF REPORTING PERSON OO

[2]	Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,034,982
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,034,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(3)
14	TYPE OF REPORTING PERSON OO

[3]

Based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 8

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the original Schedule 13D filed (with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the Commission on October 4, 2022, Amendment No. 2 thereto, filed with the Commission on October 17, 2022, Amendment No. 3 thereto, filed with the Commission on February 3, 2023, and Amendment No. 4 thereto, filed with the Commission on March 10, 2023, and is filed by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 5 is to disclose recent transactions identified in Item 3 and to reflect the termination of various voting proxies the Reporting Persons had previously granted over certain of the shares of Common Stock reflected in this Schedule 13D.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On June 14, 2023, Mr. Khan received 3,804,683 shares of Common Stock in a pro rata distribution by Stammtisch Investments LLC (“Stammtisch”) to its members.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 212,032,468 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated May 15, 2023.

(a) and (b)

(i)	As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 21,344,491 shares of Common Stock (approximately 10.0% of Common Stock), 7,609,865 shares of Common Stock which he holds directly, 4,019,787 shares of Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 2,679,857 shares of Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 7,034,982 shares of Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have sole dispositive power with respect to the 7,609,865 shares he holds directly, shared dispositive power with respect to 4,019,787 shares of Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 2,679,857 shares of Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 7,034,982 shares of Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 8

(ii)	As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 2,679,857 shares of Common Stock (approximately 1.3% of Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(iii)	As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 7,034,982 shares of Common Stock (approximately 3.3% of Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of Common Stock.

The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)Not applicable.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Further Additional Proxy

On June 14, 2023, in connection with the distribution by Stammtisch of 3,804,683 shares of Common Stock to Mr. Khan, Mr. Khan executed an irrevocable voting proxy in favor of Mr. Paul B. Prager for a term commencing upon execution and continuing until February 22, 2024. In addition, the holders have agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Further Additional Proxy set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxy, which is filed as Exhibit 11 hereto and incorporated into this Item 6 by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit 11:	Irrevocable Voting Proxy, dated June 14, 2023, made by Nazar M. Khan.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I

By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By:	/s/ Nazar M. Khan
	Name:	Nazar M. Khan
	Title:	President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).